EXHIBIT 99.1

Equinor ASA: Key information relating to cash dividend for second quarter 2024

Key information relating to the cash dividend to be paid by Equinor ASA (OSE: EQNR, NYSE: EQNR) for second quarter 2024.

Ordinary cash dividend amount: 0.35

Extraordinary cash dividend amount: 0.35

Announced currency: USD

Last day including rights: 15 November 2024

Ex-date Oslo Børs: 18 November 2024

Ex-date New York Stock Exchange: 19 November 2024

Record date: 19 November 2024

Payment date: 29 November 2024

Date of approval: 23 July 2024

Other information: The cash dividend per share in NOK will be communicated 25 November 2024.

This information is published in accordance with the requirements of the Continuing Obligations and is subject to the disclosure requirements pursuant to Section 5-12 in the Norwegian Securities Trading Act.